

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 11, 2022

Drew Valentine
Partner
DLA Piper
303 Colorado Street
Suite 3000
Austin, Texas 78701

> **Re: QIWI PLC**
> **Amended Schedule TO-T**
> **Filed August 8, 2022 by Sergey Solonin, et al.**
> **File No. 005-87446**

Dear Mr. Valentine:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. All defined terms in the letter have the same meaning as in your offer materials.

Amended Schedule TO-T filed August 8, 2022

General

1. We note your response to comment 8. However, we continue to believe that bidder financial statements are material under the specific circumstances of this Offer. As you know, Mr. Solonin and Dalliance are not publicly-reporting entities and this is not a tender offer for all outstanding Shares. While Mr. Solonin already controls 66% of the voting power of QIWI, he currently owns only Class A Shares, but will hold up to 21% of the Class B Shares that are the subject of the Offer if it is fully subscribed. Your response does not indicate what percentage of Mr. Solonin's net worth derives from his ownership interest in QIWI, but the Offer materials note that he has derived a significant portion of his wealth from his interest in the Company. We direct your attention to Instruction 4 to Item 10 of Schedule TO, which relates to the financial statements that may be provided

for a natural person. Please revise the Offer to Purchase to provide the financial statements required by Item 10 for all bidders in the Offer.

2. We note the disclosure in the Schedule TO-T/A that the Company's Class B Ordinary Shares purchased as a result of the Offer may not be sold on MOEX due to lingering infrastructure issues (i.e., lack of cooperation between the Euroclear and the Russian National Settlement Depositary). However, later in the amended Offer to Purchase, you provide a closing price for the Company's ADSs on MOEX for July 18, 2022 and do not mention trading limitations for Russians. Please revise to clarify, including by clarifying how long the "lack of cooperation" has impacted the trading of ADSs on the MOEX by Russian nationals such as Mr. Solonin.

3. Where you discuss how the Purchase Price was determined, revise to identify the "similarly situated issuers of securities" used by these bidders to establish the Offer consideration. In addition. describe the "recent market activity" for such issuers used to set the Purchase Price. If (as it appears from your disclosure) some of the comparisons were to trading prices on an exchange for shares that continue to trade, versus a tender offer such as this one, explain why the bidders determined that market prices are comparable to the price for a tender offer seeking a significant portion of a class, when a tender offer is typically made at a premium to the trading price for the subject securities.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Michael Killoy at 202-551-7576 or Christina Chalk at 202-551-3263.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions